UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For September 3, 2024

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or the “Company”)

FURTHER TRADING STATEMENT FOR THE FINANCIAL YEAR ENDED 30 JUNE 2024 (“FY24”)

Johannesburg, Monday, 2 September 2024, In accordance with section 3.4(b) of the JSE Limited Listings Requirements, and updating Harmony’s trading statement released on the Stock Exchange News Service on 26 August 2024, shareholders are advised that there is greater certainty regarding our financial results for FY24 and we are able to provide an earnings range, compared to the year ended 30 June 2023 (“FY23”).

Harmony’s basic earnings per share for FY24 is expected to rise by 77.6% to 77.9%, to between 1385.0 and 1388.0 cents, from 780 cents in FY23. The headline earnings per share for FY24 is expected to increase by 131.5% to 131.6% from the FY23 comparative of 800 cents, to between 1852.0 and 1852.4 cents.

The financial information on which this trading statement has been based has not been reviewed or reported on by Harmony’s external auditors.

Harmony will release the FY24 condensed financial statements on 5 September 2024.

For more details, contact:

Jared Coetzer
Head of Investor Relations
+27 (0) 82 746 4120

Johannesburg, South Africa
2 September 2024

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: September 3, 2024	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director